UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1 )*
                                           ---


                           STRATEGIC DIAGNOSTICS, INC.
                           ---------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                    862700101
                                    ---------
                                 (CUSIP Number)


      RICHARD C. BIRKMEYER, 205 FERN RIDGE, LANDENBERG, PENNSYLVANIA 19350
                                 (610) 274-1376
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  MAY 20, 2003
                                  ------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

-------------------------------             ---------------------------------
     CUSIP No. 862700101           13D                Page 2 of 4 Pages
              ----------                                  ---  ---
-------------------------------             ---------------------------------
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       RICHARD C. BIRKMEYER
       --------------------        ---------------
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                           (a)|_|
                                                                    (b)|_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)        PF

-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2 (e)                                  |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
       ---------
-----------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER              1,682,245  (SEE ITEM 5)
    SHARES                                        ------------
                 ------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER            N/A
    OWNED BY
                 ------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER         1,682,245  (SEE ITEM 5)
   REPORTING                                      ------------
                     --------------------------------------------------------
  PERSON WITH    10  SHARED DISPOSITIVE POWER       N/A
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,682,245  (SEE ITEM 5)
           -----------
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             8.88%
                                                                  -------
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    IN
-----------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"), is being filed to report the fact that Richard C. Birkmeyer has sold shares of Common Stock. Reference is made to the
Schedule 13D filed by Mr. Birkmeyer with the Securities and Exchange Commission on January 9, 1997. Items not included in this Amendment No. 1 are either not amended or are not applicable.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 111 Pencader Drive, Newark, Delaware 19702.

ITEM 2.   IDENTITY AND BACKGROUND.

          Richard C. Birkmeyer, with an address at 205 Fern Ridge, Landenberg, Pennsylvania 19350, was the former President, Chief Executive Officer and director of the Issuer. Mr. Birkmeyer is currently retired.

          Mr. Birkmeyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Birkmeyer is a United States citizen.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Birkmeyer beneficially owns an aggregate of 1,682,245 shares of Common Stock, including options to purchase 195,000 shares of Common Stock. Mr. Birkmeyer's 1,682,245 shares of Common Stock represents 8.88% of the issued and outstanding shares of Common Stock (based on the number of shares outstanding as of March 31, 2003, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003).

          (b) Mr. Birkmeyer has the sole power to vote and the sole power to dispose of 1,682,245 shares of Common Stock held solely by him.

          (c) Mr. Birkmeyer sold the following number of shares of Common Stock on the following dates at the average prices per share set forth in the following table:

               -----------------------------------------------------------------
               Date                Number of Shares      Average Price Per Share
               -----------------------------------------------------------------

               -----------------------------------------------------------------
               May 20, 2003           189,000               $3.50
               -----------------------------------------------------------------
               May 28, 2003            40,000               $5.005
               -----------------------------------------------------------------
               May 29, 2003            80,000               $5.025
               -----------------------------------------------------------------
               June 3, 2003            10,000               $5.00
               -----------------------------------------------------------------

               All of such sales were effected by C.E. Unterberg, Towbin on behalf of Mr. Birkmeyer through the Nasdaq National Market. Except as set forth in this Section 5(c), there have not been any transactions in the Common Stock effected by or for the account of Mr. Birkmeyer during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.



                                Page 3 of 4 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 10, 2003     /s/ Richard C. Birkmeyer
                  ------------------------------------
                  Richard C. Birkmeyer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                Page 4 of 4 Pages